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March 27, 2008

VIA EDGAR AND FACSIMILE

Mr. Michael L. Kosoff

Staff Attorney

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Room 4423

Washington, D.C.  20549-4644

Re:	Hartford Life Insurance Co Separate Account Three
File No. 333-119414

Dear Mr. Kosoff:

                Pursuant to our discussion on March 25, 2008 regarding the above-captioned registration statements, presented below and attached hereto please find specific responses to each of your comments and questions:

1.              General Comments

a.              Please consider breaking up Appendix D into separate appendices; one describing the conversion and another describing and providing examples of the riders.

Agreed.

b.              Please consider briefly describing the optional benefit riders in the highlights section of the prospectus.  Please be sure to note any investment restrictions and the adverse effect of early and excess withdrawals.

Agreed.

c.               Where a specific calculation is discussed in the prospectus (as is done in the Principal First Preferred rider disclosure), please include a cross-references to the specific example in Appendix I.

Agreed.

2.              Front Cover Page

a.              Please disclose the form of contract offered under this prospectus (i.e., core, outlook, plus, edge, etc.) and provide all relevant disclosure of those variations in the prospectus where appropriate (e.g., fees in the fee table).

Agreed. The name and contract variation of the product will be displayed for each contract on the cover page in the title.  In contrast to Leaders IV, The Director M does not offer several contract variations under the same registration statement.

b.              Please confirm supplementally whether the variations in Appendix A are to be offered and, if so, provide the disclosure via an “a” amendment.  Please note that further comments may follow, e.g., if the Premium Enhancement variation is offered under this prospectus.

As noted above, the variations in Appendix A are for comparison purposes and are not offered in this prospectus and therefore no such Rule 485(a) filing will be necessary.

c.               Please disclose the types of variable annuity contracts offered by this prospectus (e.g., group, individual, single premium immediate, flexible premium deferred) as per item 1(a)(iii) of Form N-4.

Agreed.

3.              Fee Table (p. 6)

a.              As a footnote to the Maximum Optional Charges fee table, please disclose which riders cannot be owned at the same time.

Agreed.

b.              Please file charges for the new riders in an “a” amendment.

Agreed.

c.               Please note in footnote 4 what is the Benefit Amount or Payment Base set at (e.g., initial Purchase Payment).

This amount varies in accordance with each rider’s terms and therefore a cross-reference to the applicable section or appendix will be added.

4.              Asset Allocation (p. 13)

Please provide a description of the asset allocation models available, and note generally the differences in investment approaches among the models.

Agreed.

5.              Other Program considerations (p. 14)

The prospectus reads, “any Fund closes to new investments — then your allocations to that Fund will be pro-rated among remaining available Funds.”  Please supplementally explain your legal basis for such an allocation.  In addition, please clarify whether the “remaining available funds” refers to the funds offered by the contract or the remaining funds listed in one’s asset allocation instructions.

This section will be deleted.

6.              Charges and Fees (pp. 18-19)

a.              Please include the amount of any charges in this section as per item 6(a) of Form N-4.

Consistent with prior practice and to minimize potential inconsistencies, registrant has cross-referenced back to the Synopsis for a description of these amounts.

b.              Please include the range of current premium taxes as per item 6(a), instr. 1 of Form N-4.

Agreed.

7.              Sales Charges (p. 19)

Please include a description of the sales charge in the body of the prospectus.

As previously discussed and approved by the staff, for the purposes of consistency and improved disclosure, the registrant had moved the discussion of sales charges to the appendix (Appendix A) that compares and contrasts this and other contract versions.  The registrant contends that cross references to this information from the body of the prospectus, together with the information set forth elsewhere in the body of the prospectus, ensures complete disclosure of the sales charge.

8.              Surrenders (p. 20)

Please explain whether surrenders are also taken in a proportional amount from the fixed account.

Registrant affirms that surrenders are also taken in a proportional amount from the fixed account, subject to state variations.  A sentence will be added for clarity.

9.              Optional Withdrawal Benefits (p. 29)

a.              Several important features of the optional withdrawal benefits are not immediately clear in reading them.  For example, it requires lengthy and detailed reading to understand which optional withdrawal benefits restrict investment options and to understand that adverse consequences may result from excessive withdrawals or surrenders from contract value if one of those benefits is in effect.  In addition, it is not clear that lifetime withdrawal riders are available only if a death benefit rider that replaces the standard death benefit rider is chosen.  Further, it appears that some lifetime riders are available only via an exchange (Lifetime Income Builder Selects and Portfolios) while the others are not available to new investors at all (Lifetime Income Builder, Lifetime Income Builder II and Lifetime Income Foundation).

Registrant disagrees with these characterizations and contends that each product feature is clearly described and situated in a location designed to better ensure their understanding.  Significant efforts were expended to improve the readability of these complex riders through such things as improved Highlights (including cross references), consistent questions and answer formats, elaborate risk disclosures, and additional benefit comparison tables. Beyond simplifying content into plain English, these efforts demonstrate registrant’s attempts to deploy investor-friendly, layered disclosures.

b.              Please add a summary to the optional withdrawal benefits section that makes these points.  In addition, please provide the investor with a summary that contrasts the standard death benefit rider with the mandatory death benefit rider that is part of the lifetime withdrawal options, both by way of description and by way of example.

Cross-references will be added to appendices that provide a side-by-side comparison of relevant benefit features and examples.  Registrant contends that adding another summary of some, but not all, risks could be misleading and lead to inconsistencies particularly since each of these concerns is addressed in the appropriate section of this rider description.

c.               The prospectus notes that the Principal First rider is closed to “new sales,” while the Lifetime Income Foundation and Lifetime Income Builder II riders are closed to “new investors.” Please clarify whether the differences in terms are intended to convey a difference in meaning or, if not, please use consistent terms.

The Principal First Preferred rider can not be elected after May 1, 2008 regardless of whether the owner was attempting to make a post- or contemporaneous-issue election.  In contrast, The Hartford’s Lifetime Income Foundation and The Hartford’s Lifetime Income Builder II were never capable of being elected post-issue and therefore the disclosure correctly notes that it is closed to new investors in states where The Hartford’s Lifetime Income Builder Selects or The Hartford’s Lifetime Income Builder Portfolios is approved for sale.

d.              The prospectus uses the phrase “Lifetime Benefit Payments” in each of the optional lifetime withdrawal benefit descriptions.  While the definition in a separate section on page 54 makes clear that these “Payments” are simply “amount[s] that can be withdrawn,” an investor may read each section to understand that these “Payments” are in fact automatic payments and not rights of withdrawal.  Please revise the prospectus where appropriate to make the point in the Definitions section clear.

Agreed.

10.       Lifetime Income Builder II (p. 40)

a.              The first sentence of the subsection “When can you buy this rider” in the prospectus notes that the rider is closed to “new investors,” but then states in the following sentence that an investor may elect the rider upon purchase “or at a later date if ...eligible to participate in a[n] ...exchange program.”  Appendix D goes on to describe just such an exchange program.  For clarify please revise the first sentence to note the existence of the exchange program.

Agreed.

b.              Page 46 of the prospectus notes that you “reserve the right” to limit the Sub-Accounts into which you may allocate your Contract Value “on or after any Covered Life change.”  For clarity, please explicitly state that there are no such restrictions if there is no change in the Covered Life.  In addition, please provide more information on how investments would be restricted if such a change occurs and what rights an investor will have to terminate the rider upon the imposition of those restrictions.  (This latter comment applies to the Portfolio and Selects Rider as well).

We agree to add clarity regarding investment restrictions to a Covered Life change.  However, the investor does not have termination rights upon the imposition of such restrictions and are, therefore, not addressed.

11.       State Variations (p. 55)

Please remove any references to contracts not offered under this prospectus.

Agreed.

12.       Appendix 1

a.              Please consider adding a brief table of contents to the Appendix to help the reader find the examples relevant to a particular benefit.

Agreed.

b.              Please define the abbreviations used as the beginning of the Appendix (i.e., “DB”, “LBP”, “LIB II”, “PB”, and “CV”).

Agreed.

13.       Appendix B

Please clarify supplementally why the Principal First option is not included in the comparison provided by the appendix.

The comparison tables in the appendices provide a side-by-side comparison of each of our guaranteed lifetime withdrawal benefits.  The comparison of Principal First against Principal First Preferred immediately follows as a comparison of our non-lifetime guaranteed withdrawal benefits.

14.       Appendix C

a.              Please clarify supplementally why the Lifetime Income Builder option is described only in an appendix when the Lifetime Income Foundation and Lifetime Income Builder II options, which are also closed to new investors, are described in the body of the prospectus.

The Hartford’s Lifetime Income Builder has not been available for sale since May 1, 2006, and is, therefore, only described in the appendix proximate to the conversion program description which allows owners of The Hartford’s Lifetime Income Builder to convert to our newest guaranteed lifetime withdrawal benefits.

b.              Please preface the Income Builder II and Income Foundation examples, stating in bold that these riders are not available to new investors.

Agreed.

c.               The prospectus states that, subject to state approval of Builder Selects and Portfolios, Builder II is closed to new investors.  The prospectus then states on Appendix C-1 that subject to state approval of Builder II, Builder is closed to new investors.  Please explain  how Builder II can both be closed to new investors and subject to state approval at the same time.  Please resolve the discrepancy.

The Hartford’s Lifetime Income Builder was phased out once The Hartford’s Lifetime Income Builder II was approved.  Similarly, The Hartford’s Lifetime Income Builder Selects and The Hartford’s Lifetime Income Builder Portfolios are not available in any state that has not yet approved these contract riders.  In the meantime, investors can continue to elect The Hartford’s Lifetime Income Builder II or The Hartford’s Lifetime Income Foundation.  Clarification will be added that The Hartford’s Lifetime Income Builder is closed.

15.       Appendix D

a.              Page D-12 states that the GMDB part of this rider (as will all other lifetime riders) provides for a benefit equal to the greater of net premiums or contract value.  The prospectus states on page 25 that the standard death benefit is the greatest of these two values and the lesser of (a) Maximum Anniversary Value and contract value plus 25% of Maximum Anniversary Value.  However, the “Other Information” section in the Appendix states that the GMDB part of the rider differs from the standard death benefit “in terms of how it is reduced by excess withdrawals.”  Please revise the prospectus to clarify the discrepancy.

The reference will be removed as it was erroneously referring to the standard death benefit in another registration statement.

b.              Page D-17 under “Are there restrictions on the amount of subsequent Premium Payments notes two separate restrictions and then states “[t]his restriction is not currently enforced.  Please clarify which restriction is referred to.  In addition, please change the “will” in the applicable restriction to “may.”

Agreed.

c.               Please highlight the second bullet in “Other Information” in bold.

Agreed.

16.       Rider Conversion (Appendix D)

a.              Please place the text of the first bullet point in subsection A(IV) in bold faced type.

Agreed.

b.              Subsection A(III) reads, “[y]our new death benefit will equal your Contract Value on the effective date of the conversion.”  The guaranteed minimum death benefit under the rider is the greater of premium payments or contract value, subject to certain adjustments.  Please reconcile the disclosure in this appendix with the language in the rider.  In addition, please include language, in bold, that states that a conversion of riders may have the affect of reducing one’s death benefit.

Clarification will be added that the initial guaranteed minimum death benefit upon conversion is equal to contract value as conversion date and will thereafter be the greater of premium payments or contract value. We will also include language in bold clarifying that the conversion may have the effect of reducing the guaranteed minimum death benefit.

17.       The Hartford’s Lifetime Income Builder Selects and Portfolios (Appendix D)

a.              Please make it clear that there are two distinct riders.  Please also consider including disclosure which generally states when one would be preferable over the other.

The registrant agrees to add a sentence clarifying that these are two separate riders.  The registrant has included a rather extensive risk discussion that would help a customer decide when one rider might be preferable over the other.  The registrant will not; however, provide advice as to the suitability of selecting one rider over the other.

b.              Please revise the first sentence of the Objective for plain English.

The objective will be restated.

c.               Please disclose the effects of excess withdrawals at the beginning of this section.

The registrant agrees to add disclosure that the guarantees under the rider are only provided if you follow the benefit’s rules.  Other relevant information describing the effect of excess withdrawals is more appropriately described under the appropriate section, “Does the Payment Base change under this rider?”

d.              The prospectus indicates, without being explicit, that withdrawals are calculated through two different formulas provided in the text.  Please confirm that these formulas are intended to provide those withdrawal amounts.

The registrant confirms that withdrawals made prior to the Lifetime Eligibility Date (age 59½) are calculated as the Threshold amount, whereas withdrawals made after age 59½ are calculated against Lifetime Benefit Payments.

e.               The formulas indicate that Selects withdrawals are based on the higher of Payment Base or Contract Value, while Portfolio withdrawals are based on Payment Base.  However, the prospectus indicates that the New Payment Base for Portfolios is based on the higher of current Contract Value or Payment Base.  Please revise the prospectus to clarify the distinctions between the amount of withdrawals offered under the two different options.

Separate formulas are used to describe Lifetime Benefit Payments and the Payment Base.

On page 31, the registrant sets out the formula for Lifetime Benefit Payments.  For Lifetime Benefit Payment for The Hartford’s Lifetime Income Builder Selects, this formula equals the Withdrawal Percent multiplied by the higher of the Payments Base or Contract Value.  For The Hartford’s Lifetime Income Builder Portfolios, the Lifetime Benefit Payment calculation is the Withdrawal Percent multiplied by the Payment Base.

On page 32; however, the registrant describes calculations for the new Payment Base (as opposed to Lifetime Benefit Payment).  Under this equation, the new Payment Base for The Hartford’s Lifetime Income Builder Portfolios will always be the higher of Contract Value or Payment Base.

f.                  Please clarify what the initial Payment Base is equal to.  Please also clarify in the text how the new Payment Based for the Lifetime Income Builder operates.

The registrant agrees to add language in the definition of Payment Base and in the Section “Does the Payment Base change under this rider?” clarifying this point.

g.              The prospectus describes how the Threshold is used to determine whether or not surrenders reduce the GMDB on a dollar for dollar basis, but the definition of Threshold in the Glossary does not express the base against which the percentage limit of the Threshold is measured.  Please revise the discussion or the definition for clarity.

The registrant agrees to update the definition of Threshold to the effect that the Payment Base is the base the Threshold is measured against.

h.              The prospectus notes the consequences that flow from a reduction of Contract Value below “the Minimum Amount rule.”  Please revise the prospectus to state what is this rule, to describe how it operates and to provide examples of the operation.

The registrant agrees to add additional disclosure and an example of its operation.

i.                 If one opts to convert between the two riders, please explain whether the Payment Base carries over to the new rider.

The Payment Base is carried over as the initial Payment Base for the new rider. The registrant agrees to add a sentence to clarify the Payment Base amount.

j.                  Please consider moving the disclosure about how the death benefit differs from the standard death benefit from the “Other Information” subsection to the sub-section describing the Guaranteed Minimum Death Benefit.

This will be deleted as this provision does not apply in this registration statement.

k.              Please define the term “Minimum Amount”.

The registrant agrees to add additional disclosure and an example of its operation.

l.                 The prospectus notes that contract value will be refunded or moved to a money market account if the value is “below the Minimum Account rule.”  Please clarify supplementally what is the dollar amount of the trigger determined by the rule. In the case of divorce and adding a new spouse to the rider (on p. 34), please explain whether the fee for the rider is updated to the then current fee.

The dollar amount of the trigger is based on the higher of the Contract minimum account rule or the amount of the Contract Owner’s Lifetime Benefit Payment.  For all contracts, the minimum contract amount is $500 except where greater in certain states.  The Lifetime Benefit Payment will vary for every investor based on their attainted age (Withdrawal Percent) multiplied by their Payment Base.

In the case of divorce and adding a new qualifying spouse to the rider, the rider charge will remain the same. The registrant agrees to add a sentence clarifying that the rider charge will remain the same.

m.            If the rider is not available for spousal continuation, the rider terminates and the GMDB is set to contract value.  Please confirm supplementally that this is the case rather than the GMWB being set to the greater of Premium Payments and Death Benefit.  If this is the case, please state so in the GMWB blurb at the beginning of the prospectus disclosure describing the rider.

The registrant confirms that if the rider is not available for Spousal Contract continuation, the rider terminates and the GMDB is set to equal contract value. The registrant has added expanded disclosure describing the scenarios when the GMDB will be set to equal contract value.

n.              Please describe with specificity the investment restrictions imposed on the Lifetime Income Builder Portfolios.  Also, with regard to both riders, please describe whether notice will be provided regarding any change in the investment restrictions.

Agreed.

o.              The prospectus states, “[i]n certain circumstances, such as where there has been a significant market down turn, making additional Premium Payments may not result an increase in Lifetime Benefit Payments, and the ensuing recomputation of your Payment Base may even result in a reduction of Lifetime Benefit Payments (The Hartford’s Lifetime Income Builder Selects only).”  Please explain supplementally how this is possible if Premium Payment increase the Payment Base on a dollar-for-dollar basis and automatic steps-ups cannot be less than 0%.

This bullet point will be deleted.

p.              Please make it clear that the GMWB permanently replaces the standard death benefit, even after the rider terminates.

The registrant agrees to prominently note that the GMDB permanently replaces standard death benefit. In addition, the registrant has added expanded disclosures describing the scenarios when the GMDB will equal return of contract value only.

q.              Please provide a cross-reference in any section discussing a feature of or restriction on the rider to the example number in the Appendix demonstrating that feature or restriction.

The registrant undertakes to add cross-references to specific examples that tend to accentuate pertinent points referenced in the prospectus text.

18.       SAI

Please provide the required information regarding the registrant’s custodian as per item 18(c) of Form N-4.

As a registered separate account, the registrant maintains that it is exempt from the requirement to have a separate custodian. Investment Company Act Release No. IC-14066, 1984 SEC LEXIS 1043 (July 27, 1984).

19.       Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

In accordance with our discussion, we are enclosing a redlined copy of the prospectus reflecting the revisions noted above.  Once approved, we will provide a Rule 485(a) amendment to the registration statement reflecting these and other non-material edits together with an acceleration request letter.

Please contact me if you have any questions.  Thank you for your cooperation.

Sincerely,

/s/ Sarah M. Patterson

Encl.